September 23, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Susan Block, Esq.

Re:	Cell Source, Inc. (the “Company”)
Registration Statement on Form S-1/A
Filed August 8, 2014
File No. 333-197972

Dear Ms. Block:

We hereby submit a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 4, 2014 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed on August 8, 2014 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (the “Amended Registration Statement”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Comment:

General

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

61 BROADWAY NEW YORK, NEW YORK 10006

T 212-930-9700 F 212-930-9725 WWW.SRFF.COM

Response:

The Company has revised the Amended Registration Statement to describe when it may lose emerging growth company status and to state the various exemptions that are available to it. In addition, the Company has elected to opt out of the extended transition period and has included a statement of this election. Please see pages 3, 7, 18, 19 and 28 of the Amended Registration Statement.

Comment:

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

Comment:

3.	Please update the financial statements in compliance with Rule 8-08 of Regulation S-X.

Response:

The financial statements have been updated in compliance with Rule 8-08 of Regulation S-X and now include a condensed consolidated balance sheet as of June 30, 2014, condensed consolidated statements of operations for the three and six months ended June 30, 2014, condensed consolidated statement of changes in stockholders’ deficiency for the six months ended June 30, 2014, condensed consolidated statement of cash flows for the six months ended June 30, 2014 and the accompanying notes to the condensed consolidated financial statements.

Comment:

4.	Please provide a currently dated consent from the independent public accountant in the next and any further amended filing

Response:

A currently dated consent form from the Company’s independent public accountants is included in Exhibit 23.1.

Comment:

5.	It appears that you will be conducting an offering on a continuous basis. As such, please check the box on the cover of the registration statement indicating that the offering is pursuant to Rule 415 under the Securities Act of 1933 or advise. We also note that you have included Rule 415 undertakings. Please revise for consistency or advise.

Response:

The Company has checked the Rule 415 box.

Comment:

6.	Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

•	Amendment No. 1 to the Registration Rights Agreement, discussed on page 6;

•	Bridge Funding Agreement, discussed on page 46; and

•	Acquisition and Share Exchange Agreement with Ticket to See, Inc., discussed on page 107.

Response:

The Company filed the Share Exchange Agreement with Ticket to See, Inc. as Exhibit 2.1 to the Form S-1 (it was incorporated by reference to the Company’s current report on Form 8-K which was filed with the Securities and Exchange Commission on July 1, 2014).

The Company has filed the Bridge Funding Agreement as Exhibit 10.14 to the Amended Registration Statement.

Amendment 1 to the Registration Rights Agreement was included with the Form S-1 as Exhibit 10.13.

Comment:

Prospectus Back Cover Page

7.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response:

The back cover page of the prospectus has been revised to include the dealer prospectus delivery obligation.

Comment:

Prospectus Summary, page 5

8.	Please disclose your "burn rate" and the amount of time your present capital will last at this rate here, as well as in the business and in the MD&A sections. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

Response:

The Amended Registration Statement has been revised to disclose the Company’s burn rate and cash on hand.

Comment:

Financial Results, page 6

9.	In this paragraph, please also include that you have no revenues to date, as well as your cumulative losses to date.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comments.

Comment:

We are dependent on obtaining certain patents and protecting our proprietary rights, page 8

10.	We note your statement in this risk factor that "[you] have filed and are actively pursuing patent applications for [your] products. It appears based on your disclosure on page 40 in the intellectual property section that all patents are held in Yeda's name. Please revise for consistency. In addition, please revise here and in the intellectual property section beginning on page 39 to list the patents you or Yeda hold and in which country. If any patents are currently pending, please also state so clearly.

Response:

The risk factor has been revised in response to the Staff’s comment.

Comment:

We may be exposed to potential product and clinical trials liability, page 12

11.	We note your disclosure in this risk factor that Yeda will maintain insurance for the trials that will "cover and extend to [you] as a sponsor." Please advise if you have signed a contract with Yeda to provide for this coverage, or insurance provider otherwise confirmed such insurance coverage will be provided to you.

Response:

This risk factor has been revised in response to the Staff’s comment.

Comment:

12.	We also note that insurance is discussed as being maintained for the European trials. Please address any risks with not having insurance for any other jurisdictions in which you are anticipating have clinical trials, or risks you may have regarding insurance in other jurisdictions, if you have it.

Response:

The Company will maintain insurance for any trials that it conducts and revised the risk factor to clarify.

Comment:

Voting power of our shareholders, page 14

13.	Please revise to update this risk factor to discuss the percentage of outstanding shares your officers, directors and affiliates may have after this offering.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Market for Our Common Stock and Related Stockholder Matters, page 16

14.	Please state the range of high and low bid information for your stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, as requested in Item 201(a)(1)(iii) of Regulation S-K.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comments.

Comment:

Management's Discussion and Analysis, page 16

15.	Please revise this discussion to discuss the next steps the company must take to get these treatments or products to market, including a discussion of the costs of each material step, the timeline, and the need for any additional financing. To the extent that financing is not currently available, please make that clear.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comments.

Comment:

Business, page 21

16.	Please substantially revise your business section to clearly discuss the products or treatments you have in development currently, where you are currently in the stages of development and the material steps needed to get the product or treatment to market. This should include a clear discussion of what plans you have for seeking regulatory approvals, such as with the FDA or in other jurisdictions. Also, clearly explain where you are currently in that process in terms of trials on the treatments, if applicable. The discussion should also include a timeline, and where you currently are in that timeline, with developing these products or treatments and potentially getting them approved with the FDA or in other jurisdictions. Include clear risk factor disclosure, in the risk factor section, as to where you are in the approval and development process and the associated risks.

Response:

In response to the Staff’s comments, the Amended Registration Statement has been revised to include a general discussion about the steps and timing for seeking regulatory approval and where the Company is in the process.

Comment:

Our Value Drivers, page 26

17.	We note your disclosure that the "generic value chain for biotechnology development commences with an invention which is formulated, patented and successful in pre-clinical animal trials. We have already passed this stage with our core platforms (Veto-Cell and Organsource)." Please clarify who owns the patents and for what "inventions" specifically.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Science and Technology Overview, page 26

18.	Please revise your disclosure in this section to specify the total number of patents you own, the country granting each patent, the dates the patents expire, and the person or entity owning the patent. For purposes of clarity, consider including this information in the table format if the number of patents is significant.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

19.	State whether you license all or only some patents owned by Yeda. In addition, disclose the remaining terms of the patent license agreements.

Response:

The Amended Registration Statement has been revised to state that the Company licenses all of the patents owned by Yeda and to cross- reference the section in which the remaining material terms of the license agreement is set forth.

Comment:

20.	Please explain the difference of having been granted a patent and the need to have further FDA or other approval before the patents can be used to make the treatments or products you discuss.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

21.	Please include risk factor disclosure relating to your reliance on licensing patents from third parties and the possibility you may lose the rights to the licenses under certain circumstances.

Response:

The Company has included the requested risk factor. Please see page 10 to the Amended Registration Statement.

Comment:

Products and Services, page 34

22.	Please expand your disclosure to indicate whether you or a third party has filed investigational new drug (IND) applications for any of your product candidates. If INDs for your product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and the dates the applications were filed. Alternatively, where no IND has been filed, please explain why.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

23.	Please disclose when you are planning to commence human trials for the new product that "Dr. Reisner's existing Megadose technology with an existing generic FDA approved drug."

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Product Rollout, page 36

24.	We note your disclosure that "Cell Source may commence human clinical trials with its first commercial product as early as 2014." Please disclose what steps, if any, in the FDA approval process need to be completed prior to you commencing human clinical trials.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment. Please see page 52 to the Amended Registration Statement for clarification on product rollout and please see page 21 for clarification on the steps needed for FDA approval.

Comment:

Intellectual Property, page 39

25.	Please refer to your disclosure regarding the Yeda License Agreement and clarify if the "aggregate of $800,000 paid in quarterly installments" is an annual amount or the total amount to be paid through October 3, 2018.

Response:

The Amended Registration Statement has been revised to state that the $800,000 is paid annually.

Comment:

26.	We also note that the Option to Negotiate the Yeda License Agreement expires on September 1, 2014. Please disclose whether you plan to or have exercised this option. Please also disclose whether the license will continue to be exclusive and, if so, for how long.

Response:

The Amended Registration Statement has been revised to note that, pursuant to an amendment to the License Agreement, the Option to Negotiate expires on December 31, 2015.

Comment:

Government Regulation and Approval, page 41

27.	Please revise here to clearly discuss where you are in the process with each government regulator that you seek to obtain approval from for your treatments.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Management, page 43

28.	Please revise to briefly describe the business experience during the past five years of all your executive officers and directors. In addition, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation 5K.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Involvement in Certain Legal Proceedings, page 44

29.	Please revise the first sentence in this section to remove the words "to our knowledge."

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Description of Property, page 47

30.	Please disclose whether you own or lease your corporate headquarters office.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

31.	Please disclose whether you have an agreement with the Weizmann Institute or the University of Parma, Italy to conduct clinical studies in their facilities. If these are written agreements and they are material to you, please file them as exhibits to your registration statement and describe their material terms.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

32.	Please disclose what affect, if any, conducting clinical studies outside the United States will have on the FDA approval process.

Response:

In response to the Staff’s comment, the Company directs the Staff to the disclosures in the newly inserted section entitled “Our Overall Development Status and Future Development Program” in the Amended Registration Statement.

Comment:

Selling Stockholders, page 48

33.	Please revise to indicate the nature of any position, office, or other material relationship that the selling stockholders have had within the past three years with the registrant and any of its predecessors of affiliates. Refer to Item 507 of Regulation S-K.

Response:

The Amended Registration Statement has been revised as to one selling stockholder to which the Staff’s comment applies.

Comment:

34.	Please delete the phrase "[t]o the best of our knowledge' in the first sentence of the third paragraph in this section.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Plan of Distribution, page 52

35.	Please revise to indicate that the selling shareholders may be deemed underwriters.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Experts, page 53

36.	Please disclose that your legal counsel obtained 100,000 shares of common stock in lieu of cash payment for legal services. Refer to the disclosure on page 107.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Item 15, Recent Sales of Unregistered Securities, page 109

37.	We note that some of the recent sales transactions of your stock listed on page 20 are not included in this section. In addition, some sales listed in Notes 10, 14, and 11 beginning on pages 79, 85, and 106 of your financial statements are not included in this section. Please include all sales of unregistered securities in the last three years in this section. In this regard, we note your statement to "see the section entitled 'Certain Relationships and Related Transactions' on page 46 of this Form S-1" is insufficient.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment. The Company notes that the transactions discussed on page 20 and the various Notes referenced by the Staff were transactions reported by applicable time periods but are now disclosed in Item 15 of the Amended Registration Statement grouped by applicable private offering.

Comment:

38.	We note the catch-all paragraph at the end of the section for the exemptions relied upon. Revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available for each listed transaction. Refer to Item 701 (d) of Regulation S-K.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Item 17, Undertakings, page 110

39.	Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (a)(iii), (2), and (3). Refer to Items 512(a)(1)(iii), 512(a)(2) and 512(a)(3) of Regulation S-K, respectively.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment.

Notwithstanding the staff’s comments, in the event that it requests acceleration of the effective date of the pending registration statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for

Greg Sichenzia